

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2026

James Boyle
Chief Executive Officer
Medline Inc.
3 Lakes Drive
Northfield, IL 60093

     Re: Medline Inc.
          Draft Registration Statement on Form S-1
          Submitted February 09, 2026
          CIK No. 0002046386

Dear James Boyle:

     This is to advise you that we do not intend to review your registration statement.

     We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Robert Augustin at 202-551-8483 with any questions.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Industrial Applications and Services

cc: Katharine Thompson